UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	Grupo Supervielle S.A. – Notice of relevant information: Appointment of Head of Audit

Autonomous City of Buenos Aires, March 26, 2019

Messrs.

Comisión Nacional de Valores

25 de Mayo 175

Autonomous City of Buenos Aires

Re: RELEVANT FACT

To whom it may concern,

It is hereby informed that, on March 25, 2019, the Board of Directors appointed Mr. Sergio Vázquez as Head of Audit and member of the Audit Committee of the Company.

Mr. Vázquez holds degrees in Business Administration and Accountancy by Universidad de Buenos Aires and an MBA by IAE. He developed an extensive career at Banco Itaú, where his last position was Audit Director for the bank and its subsidiaries in Argentina.

Without further ado, I greet you attentively.

Head of Market Relations
Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: March 26, 2019	By:	/s/ Alejandra Naughton
Name: Alejandra Naughton
Title: Chief Financial Officer